Exhibit 99.32

Mediaset S.p.A.
Registered office in via Paleocapa n. 3, 20121 Milan (MI)
Share Capital Euro 614,238,333.28
Milan Monza Brianza and Lodi Companies’ Register
Tax ID No. 09032310154

NOTICE TO SHAREHOLDERS

Notice of rights’ offer pursuant to Article 2437-quater, paragraph 2, of the Italian Civil Code

Whereas:

•                       the extraordinary meeting of shareholders of Mediaset S.p.A. (Mediaset), held on 4 September 2019, approved the cross-border merger by absorption of Mediaset and Mediaset España Comunicación S.A. (Mediaset España) with and into Mediaset Investment N.V. (the Merger), a Dutch wholly-owned subsidiary of Mediaset which will, upon effectiveness of the Merger, be renamed MFE — MEDIAFOREUROPE N.V.;

•                       shareholders who were entitled and did not participate in the adoption of the resolution on the Merger had the right to withdraw by means of a notification to be transmitted to Mediaset within and no later than 21 September 2019, providing for the number of shares in relation to which the withdrawal right was being exercised;

•                       the withdrawal price of the shares in relation to which the withdrawal right was exercised has been established pursuant to Article 2437-ter, paragraph 3, of the Italian Civil Code, and is equal to Euro 2.770 per share;

•                       the withdrawal right was validly exercised in relation to aggregate No. 492,691 Mediaset shares (the Shares) which, pursuant to Article 2437-quater of the Italian Civil Code, must be offered at the withdrawal price, on an option right and pre-emptive right basis, to shareholders who did not exercise their withdrawal right, the rights’ offer of the Shares, as described in the present notice (the Offer), is filed today, 7 October 2019, with the Companies’ Register of Milan and is made available on the corporate website of Mediaset and in accordance with applicable laws and regulations.

Terms and Conditions of the Offer

Shares are offered, all at the same conditions, to shareholders of Mediaset who are entitled and did not exercise their withdrawal right, pro rata based on the number of shares held at the closing of business on 9 October 2019 (record date): therefore, one option right is granted to each of such shares (jointly, the Rights).

The rights’ offer ratio is equal to No. 1 Share for every No. 2,310 Rights available. Such ratio may be subject to amendments in case any withdrawal notifications, transmitted within the expiration of the period provided pursuant to the law (i.e., within 21 September 2019), have not yet been received by Mediaset; prompt disclosure of any such amendments will be given by means of a press release to be made available on the corporate website of Mediaset (www.mediaset.it).

The Rights, represented by coupon No. 19, cannot be traded and can be exercised only for a whole number of Shares. The number of Shares that can be purchased based on the Rights exercised will be rounded down to the nearest whole number (or will be rounded up to the nearest whole number, but only in the case where the result is lower than 1 Share).

The offer price is equal to Euro 2.770 for each Share (the Offer Price).

The period provided for the Offer, within which, subject to forfeiture, entitled shareholders of Mediaset may exercise the Rights (the Offer Period), will start running on 8 October and will expire on 6 November 2019, both inclusive.

In order to validly adhere to the Offer, entitled shareholders of Mediaset will have to transmit to their respective intermediaries, with which they hold their shares registered, a specific form (which is available on the corporate website of Mediaset (www.mediaset.it) and has been made available by Mediaset to the intermediaries through Monte Titoli S.p.A.) (the Form), duly filled in and signed, in order for the intermediaries to procure that the Form is received by Mediaset within the expiration of the Offer Period.

The Form will have to be transmitted to Mediaset through Computershare S.p.A. at recesso.mediaset@pecserviziotitoli.it.

Entitlement of adhering shareholders to purchase the Shares will be attested by the respective intermediaries by counter-signing the Form.

The above offer and sale procedure, as well as the payment of any due amount, are conditional upon completion of the Merger.

Pre-emptive right, allotment and distribution of the Shares

Shareholders exercising the Rights will also be entitled to exercise their pre-emptive right to purchase, at the Offer Price, any Shares remained unsold at the end of the Offer Period (the Residual Shares), provided that they so request in the Form simultaneously to the exercise of their Rights. For this purpose, the maximum number of Residual Shares for which the pre-emptive right is exercised must be indicated in the specific section of the Form.

Residual Shares will be allotted to shareholders who will have exercised their pre-emptive right up to the maximum number indicated. Should the number of Residual Shares requested under the pre-emptive right be greater than the number of Residual Shares, an allotment will be made among all shareholders exercising their pre-emptive right, pro rata to the number of Rights exercised.

Results of the rights’ offer and settlement of the purchased shares

Mediaset will publish the results of the Offer, inclusive of the exercise of the pre-emptive rights (if any), by means of a press release to be published on the corporate website of Mediaset (www.mediaset.it) and in accordance with applicable laws. Such press release will also include the terms and conditions for the settlement of the Shares, provided that the settlement of the purchased Shares, to be managed by Monte Titoli S.p.A., is subject to completion of the Merger.

The number of Shares allotted to shareholders adhering to the Offer, who exercised their Rights and their pre-emptive right (if any), will be notified to the relevant shareholders by their respective intermediaries, within the terms and in accordance with the procedures applied by the latter.

It is hereby further recalled that, if the Merger is not consummated, (i) withdrawing shareholders will re-gain possession of the Shares, which will be freely disposable, and (ii) the amounts allocated to the payment of the Shares will be returned to the respective shareholders exercising their Rights and their pre-emptive rights (if any).

Restrictions

The Rights and the Shares offered within the Offer (also on a pre-emptive right basis) pursuant to Italian law are not, and will not be, offered or sold in those jurisdictions where the Offer would be prohibited by the applicable law without a specific authorization or exemption. The Shares and the Rights are not registered in the United States of America under the Securities Act of 1933 and will not be offered or sold in the United States of America. The above is, in any case, without prejudice to the non-negotiability of the Rights.

7 October 2019

THIS DOCUMENT MAY NOT BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN ANY JURISDICTION WHERE THE OFFER DESCRIBED HEREIN WOULD BE PROHIBITED BY THE APPLICABLE LAW WITHOUT A SPECIFIC AUTHORIZATION OR EXEMPTION.